ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A#
3/11/2004



04004726

SEC FILE NUMBER
8- 21920

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilby Wilson, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2198 East Camelback Road, Suite 355
(No. and Street)

Phoenix, Arizona   85016
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Hilby   (602) 508-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woods & Dwyer, PLC

(Name – *if individual, state last, first, middle name*)

3101 N. Central Ave., Suite 800   Phoenix, Arizona   85012
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL RECEIVED
FEB 27 2004
WASH. DC

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hilby Wilson, Inc. , as

of _December 31_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

OFFICIAL SEAL
ANGELA T. BUDDE
NOTARY PUBLIC - STATE OF ARIZONA
MARICOPA COUNTY
My Comm. Expires March 19, 2008

Notary Public

Angela T. Budde

Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

FINANCIAL STATEMENTS AND SCHEDULES

YEARS ENDED DECEMBER 31, 2003 AND 2002



HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

CONTENTS



3101 N. Central Avenue ○ Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

WOODS & DWYER, P.L.C.
Certified Public Accountants

To the Investors'
Hilby Wilson, Inc.
Phoenix, Arizona

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **Hilby Wilson, Inc., (An Arizona Close Corporation)** as of December 31, 2003 and 2002, and the related statements of earnings, changes in owners' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hilby Wilson, Inc**. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woods + Dwyer, P.L.C.

January 27, 2004

1

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash, including a certificate of deposit of $23,200, maturing August 2004	$ 23,462	$ 23,157
Notes receivable from owners	25,000	25,000
Interest receivable from owners	47,191	44,691
	$ 95,653	$ 92,848
LIABILITIES AND OWNERS' EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 4,000	$ 4,000
OWNERS' EQUITY	91,653	88,848
	$ 95,653	$ 92,848

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
AN ARIZONA CLOSE CORPORATION)
STATEMENTS OF EARNINGS
For The Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Interest income	$ 2,818	$ 2,776
Other income	7,950	9,847
	10,768	12,623
EXPENSES		
Licenses and fees	2,597	2,425
General and administrative	4,945	6,608
	7,542	9,033
Income before income taxes	3,226	3,590
Income taxes	421	808
Net earnings	$ 2,805	$ 2,782

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
STATEMENTS OF CHANGES IN OWNERS' EQUITY
Years Ended December 31, 2003 and 2002

	Capital Units	Paid - in Capital	Retained Earnings	Total Owners' Equity
Balance, December 31, 2001	3,000	$ 36,570	$ 46,496	$ 86,066
Net earnings	–	–	2,782	2,782
Balance, December 31, 2002	3,000	$ 36,570	$ 49,278	$ 88,848
Net earnings	–	–	2,805	2,805
Balance, December 31, 2003	3,000	$ 36,570	$ 52,083	$ 91,653

4

HIBLY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net earnings	$ 2,805	$ 2,782
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Accrued interest	2,500	2,390
	305	392
Accruals of expected future operating cash receipts and payments:		
Increase (decrease) in: Accrued expenses	-	-
Net cash provided by operating activities	305	392
Net increase in cash	305	392
Cash at beginning of year	23,157	22,765
Cash at end of year	$ 23,462	$ 23,157

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for income taxes	$ 421	$ 808

See Independent Auditors' Report and Notes to Financial Statements

NOTE 1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Coldwater Securities, Inc. (An Arizona Close Corporation) was incorporated on March 25, 1977, under the laws of the State of Arizona (S10-200 Arizona Revised Statutes, et seq.). This law allows a corporation to exist by the issuance of capital units, which is a proportioned share of the proprietary interest in the corporation owned by the investors. An investor is the owner of capital units of a close corporation. The corporation does not require officers and directors, but has appointed managers that have the authority to act on behalf of the corporation and have the same rights as corporate officers and directors. The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934.

Name Change

Effective January 1, 1983, the Company changed its name to *Hilby Wilson, Inc.* (an Arizona Close Corporation).

Revenue Recognition

The Company earns commissions for introducing investors to various investment projects or to other broker-dealers. Commissions receivable and commissions payable on stage payment investments are recorded upon the close of escrow of the related limited partnership. Commission revenue and commission expense is recognized on the date the investment is funded by the investor.

Cash and Cash Equivalents

For the purposes of reporting cash flows, cash and cash equivalents includes a certificate of deposit with a financial institution which matures in August 2004. However, the deposit can be redeemed at any time, subject to penalties.

NOTE 1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
            (Continued)

Financial Statement Estimates

The preparation of financial statements in conformity
with generally accepted accounting principles
requires management to make estimates and assumptions
that affect the reported amounts of assets and
liabilities and disclosure of contingent assets and
liabilities at the date of the financial statements
and the reported amounts of revenues and expenses
during the reporting period. Actual results could
differ from those estimates.

Disclosures about Fair Value of Financial Instruments

The Company has financial instruments, none of which
are held for trading purposes. The Company estimates
that the fair value of financial instruments at
December 31, 2003 and 2002 as defined in FASB 107
does not differ materially from the aggregate
carrying values of its financial instruments recorded
in the accompanying balance sheets.

The estimated fair value amounts have been determined
by the Company using available market information and
appropriate valuation methodologies. Considerable
judgment is required in interpreting market data to
develop the estimates of fair value, and,
accordingly, the estimates are not necessarily
indicative of the amounts that the Company could
realize in a current market exchange.

Income Taxes

Income taxes provide for the tax effects of
transactions reported in the financial statements and
consist of taxes currently due and payable. There
are no material items of deferral that would require
disclosure under FASB 109.

NOTE 2   **NOTES RECEIVABLE FROM OWNERS**

Notes receivable from owners consist of six promissory notes receivable. These notes are due upon demand, bear interest at ten percent, and are unsecured. For the years ended December 31, 2003 and 2002, interest income on these notes totaled $2,500, and is included in the statements of earnings under interest income.

NOTE 3   **NET CAPITAL RULE**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 and 2002 the Company had net capital of $19,462 and $19,158, respectively. The net capital requirement for 2003 and 2002 was $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was 0.21 to 1.0 for both 2003 and 2002.

NOTE 4   **RELATED PARTIES**

Substantially all commission income is earned from sales of related partnership interests. The general partners of the partnerships include corporations whose shareholders are owners and managers of the Company.

The Company and a related corporation, whose shareholders are owners of the Company, share the Company office space and administrative personnel. The related corporation reimburses the Company for overhead costs incurred. Other income reflects fees paid to the Company from the related corporation for administrative costs. Reimbursements for overhead in 2003 and 2002 totaled $7,950 and $9,847, respectively.

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

SCHEDULE 1
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
For The Years Ended December 31, 2003 and 2002

	2003	2002
Total ownership equity from Statement of Financial Condition	$ 91,653	$ 88,848
Adjustments:		
Notes receivable from owners	25,000	25,000
Interest receivable from owners	47,191	44,691
Net capital	19,462	19,157
Net capital required	5,000	5,000
Excess net capital	$ 14,462	$ 14,157
Aggregate indebtedness:		
Accrued expenses	$ 4,000	$ 4,000
Ratio of aggregate indebtedness to net capital	.21 to 1	.21 to 1

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

SCHEDULE 2

**INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS OF RULE 15c3-3**

DECEMBER 31, 2003 AND 2002

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, meets requirements of Paragraph (K)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

SCHEDULE 3
RECONCILIATION OF THE COMPUTATIONS OF NET CAPITAL WITH
THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
For The Years Ended December 31, 2003 and 2002

	2003	2002
As reported by registrant in Part IIA on Form X-17A-5 (unaudited)	$ 95,653	$ 92,752
Adjustments:		
NASD membership rebate income	-	96
Accrued expenses	(4,000)	(4,000)
Total capital as reported on Schedule 1	$ 91,653	$ 88,848

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003 AND 2002



WOODS & DWYER, P.L.C.
Certified Public Accountants



3101 N. Central Avenue • Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Investors
Hilby Wilson, Inc.
(An Arizona Close Corporation)
Phoenix, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of *Hilby Wilson, Inc., (An Arizona Close Corporation)* for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

To the Investors
Hilby Wilson, Inc.
(An Arizona Close Corporation)

The management of **Hilby Wilson, Inc., (An Arizona Close Corporation)** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

To the Investors
Hilby Wilson, Inc.
(An Arizona Close Corporation)

However, we noted the following matter involving the control procedures and its operation that we consider to be a material weakness as defined above.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. As noted in prior years, the limited number of personnel in the Company precludes such control and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be materially deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

The foregoing condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of **Hilby Wilson, Inc., (An Arizona Close Corporation** for the years ended December 31, 2003 and 2002, and this report of such condition does not affect our report thereon dated January 27, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition discussed above, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

To the Investors
Hilby Wilson, Inc.
(An Arizona Close Corporation)

This report is intended solely for the use of the management, the investors, the Securities and Exchange Commission, the NASD, and any other applicable regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woods & Dwyer, PLC

January 27, 2004